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3/3/03

03002461

VF 2-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Viewpoint Securities, LLC
FN: Wahoo Institutional Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001B SW Disk Dr #104
(No. and Street)

Bend (City) OR (State) 97702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marci Collis 541 388 8828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams
(Name – *if individual, state last, first, middle name*)

222 SW Colombia St (Address) Portland (City), OR (State) 97201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Marci Collis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viewpoint Securities, LLC, as of December, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marci Collis
Signature

Managing Partner
Title

Chawna Ashenbrenner
Notary Public

OFFICIAL SEAL
CHAWNA ASHENBRENNER
NOTARY PUBLIC-OREGON
COMMISSION NO. 359126
MY COMMISSION EXPIRES JUN. 30, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWPOINT SECURITIES LLC

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2002

CONTENTS

MOSS-ADAMS LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members and Management Committee
Viewpoint Securities LLC

We have audited the accompanying balance sheet of Viewpoint Securities LLC (a Delaware limited liability company) as of December 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
January 15, 2003

VIEWPOINT SECURITIES LLC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 292,935
Commissions receivable	45,074
Prepaid expenses and other assets	1,899
Equipment, net of accumulated depreciation	14,790
TOTAL ASSETS	$ 354,698
LIABILITIES	
Accounts payable and accrued liabilities	$ 21,657
Subordinated borrowings due to members	200,000
TOTAL LIABILITIES	221,657
MEMBERS' EQUITY, net of subscriptions receivable	133,041
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 354,698

See accompanying notes.

VIEWPOINT SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Members' Equity	Subscriptions Receivable	Members' Equity, Net
BALANCE, December 31, 2001	$ 111,001	$ (10,925)	$ 100,076
Members' distributions	(47,500)	-	(47,500)
Net income	80,465	-	80,465
BALANCE, December 31, 2002	$ 143,966	$ (10,925)	$ 133,041

See accompanying notes.

NOTE 1 - ORGANIZATION

Viewpoint Securities LLC (the Company), is a Delaware limited liability corporation formed on March 16, 2000, as Wahoo Institutional Trading LLC. During 2002, the Company changed its name to Viewpoint Securities LLC. All business operations are conducted from the Company's office in Bend, Oregon. The Company, as a registered broker-dealer with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc., provides securities investment and brokerage services to its clients. For the year ended December 31, 2002, substantially all commissioned brokerage transactions were conducted on behalf of a related party (see Note 3) and settled through Montgomery Correspondent Services, a division of Bank of America Securities LLC, pursuant to a Fully Disclosed Clearing Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

Commissions and commissions receivable – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions receivable and notes receivable are charged off against the allowance for doubtful accounts when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, review of specific problem accounts, the existing economic conditions in the industry, and the financial stability of its customers.

Equipment – Equipment is stated at cost. Maintenance, repairs, and minor replacements are expensed. Depreciation of equipment is computed using straight-line methods over the estimated useful lives, which range from three to seven years. Depreciation expense was $2,995 for the year ended December 31, 2002. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss recognized.

Guaranteed payments to members – Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the limited liability company (LLC) rather than as allocations of LLC net income.

Income taxes – No provision for federal and state income taxes is provided for in the financial statements as the Company's income is reported in the tax returns of the members and any income tax liabilities or benefits attributable thereto is received by the individual members.

NOTE 4 – EQUIPMENT

Equipment consists of the following:

Computer equipment	$ 17,572
Software	224
Office equipment	1,429
Total equipment	19,225
Less accumulated depreciation	(4,435)
Equipment, net of accumulated depreciation	$ 14,790

NOTE 5 – COMMITMENTS

In September 2002, the Company entered into an operating lease for a vehicle. The terms of the lease require minimum monthly payments of $599 through February 2002, at which time the Company may purchase the vehicle at its then current fair value. Rental expense for this lease was $2,395 during 2002.

In December 2002, the Company negotiated a long-term lease for office space used as its headquarters. Under the terms of the operating lease, the Company will pay $2,623 per month through December 2005. Rent expense for 2002 on the preexisting lease was $55,698.

Future minimum lease payments required under both leases are as follows:

Years ending December 31, 2003	$ 38,657
2004	38,657
2005	38,657
2006	1,198
	$ 117,169

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members and Management Committee
Viewpoint Securities LLC

In planning and performing our audit of the financial statements and supplemental schedule of Viewpoint Securities LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company for any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

MOSS-ADAMS LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 –
(continued)

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
January 15, 2003